

13030167



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART 111

| SEC FILE NUMBER |
|---|
| 8- 66280 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Magner Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**3414 Peachtree Road, Suite 1020**
(No. and Street)

| **Atlanta** | **Georgia** | **30326** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Richard Magner** **(404) 266-1361**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

| **900 Circle 75 Parkway, Suite 1100** | **Atlanta** | **Georgia** | **30339** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

EM 3/7/13

## OATH OR AFFIRMATION

I, **Richard E. Magner**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

**Magner Securities, LLC**, as

of **December 31**, **2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature


KATHRYN L COLE
NOTARY
PUBLIC
MY COMMISSION EXPIRES
JUNE 12, 2015
FULTON COUNTY, GEORGIA

Notary Public KATHRYN L. COLE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

**MAGNER SECURITIES, LLC**
**Financial Statements and Schedules**
**as of December 31, 2012**
**With**
**Report of Independent Auditor**

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## REPORT OF INDEPENDENT AUDITORS

To the Owner of
Magner Securities, LLC

**Report on the Financial Statements**

We have audited the accompanying financial statements of Magner Securities, LLC which comprise the statement of financial condition as of December 31, 2012 and the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes to the financial statements that are to be filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magner Securities, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Supplemental Information**

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 25, 2013
Atlanta, Georgia



RUBIO CPA, PC

**MAGNER SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2012**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 35,429 |
| Accounts receivable | 3,200 |
| Prepaid expenses | 14,809 |
| Total assets | $ 53,438 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Due to parent | $ 2,513 |
| Note payable | 7,408 |
| Total liabilities | 9,921 |
| Member's Equity | 43,517 |
| Total liabilities and member's equity | $ 53,438 |

The accompanying notes are an integral part of these financial statements.

**MAGNER SECURITIES, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2012**

| | |
|---|---|
| REVENUES: | |
| Commissions | $ 30,264 |
| Fees | 4,400 |
| Total revenues | 34,664 |
| EXPENSES: | |
| Agent commissions and compensation | 30,417 |
| Management fees to parent | 872 |
| Occupancy | 1,415 |
| Interest expense | 220 |
| Communications | 91 |
| Other operating expenses | 37,838 |
| Total expenses | 70,853 |
| NET LOSS | $ (36,189) |

The accompanying notes are an integral part of these financial statements.

**MAGNER SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2012**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (36,189) |
| Noncash items included in net loss: | |
| Decrease in due from parent | 1,875 |
| Increase in due to parent | 2,513 |
| Increase in prepaid expenses | (236) |
| Decrease in accounts payable and other liabilities | (15,264) |
| Increase in accounts receivable | (2,811) |
| CASH USED BY OPERATING ACTIVITIES | (50,112) |
| CASH FLOWS FROM FINANCING ACTIVITES: | |
| Loan from related party converted to equity | 10,000 |
| Financing on insurance contract | 9,360 |
| Principal payments on insurance contract financing | (1,952) |
| CASH PROVIDED BY FINANCING ACTIVITIES | 17,408 |
| NET DECREASE IN CASH | (32,704) |
| CASH, at beginning of year | 68,133 |
| CASH, at end of year | $ 35,429 |
| SUPPLEMENTAL CASH FLOW INFORMATION | |
| Member contribution arising from forgiveness of amount payable to member | $ 10,000 |

The accompanying notes are an integral part of these financial statements.

**MAGNER SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**For the Year Ended December 31, 2012**

| | |
|---|---|
| Balance,<br>December 31, 2011 | $ 69,706 |
| Capital contribution from forgiveness of payable<br>to parent | 10,000 |
| Net loss | (36,189) |
| Balance,<br>December 31, 2012 | $ 43,517 |

The accompanying notes are an integral part of these financial statements.

# MAGNER SECURITIES, LLC
# NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
# December 31, 2012

## CORPORATE ORGANIZATION AND BUSINESS

Magner Securities, LLC, (the "Company"), was formed during February 2002 and is wholly-owned by Magner.network LLC ("Parent"). In May 2004, the Company became a registered broker-dealer.

The Company is subject to the regulations of the Financial Industry Regulatory Authority, the Securities and Exchange Commission, and the Securities Division of the state of Georgia.

At December 31, 2012, the Company's principle business activity is offering variable contracts with securities investment features.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Estimates:** The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

**Income Taxes:** The Company is organized as a Georgia Limited Liability Company, taxable as a sole proprietorship. Therefore, all income, losses, and tax credits flow through and are taxed in the income tax returns of its Parent that is also a flow-through limited liability company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2009.

**Date of Management's Review:** Subsequent events were evaluated through February 25, 2013, which is the date the financial statements were available to be issued.

**Reserve for Commission Chargebacks:** Commission revenues arising from the sale of certain investment arrangements, are subject to refund in the ordinary course of business. The Company provides a reserve for such refunds/chargebacks based on historic experience.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Cash and Cash Equivalents:** The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its bank account at a high credit quality financial institution. At times, the balance may exceed federally insured limits.

## NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $25,508 which was $20,508, in excess of its required net capital of $5,000 and the ratio of aggregated indebtedness to net capital was .39 to 1.0.

## EXPENSE SHARING AGREEMENT AND RELATED PARTIES

The Company has an expense sharing agreement with its Parent. Under the terms of the agreement, the Company shares general administrative support personnel, office facilities and other general and administrative costs with the Parent in exchange for management fees. Monthly management fees are based on the Company's portion of actual costs incurred by the Parent for the month. Expenses under the agreement in the accompanying financial statements for 2012 total approximately $3,800.

In addition, substantially all net income, after management fees described above, is paid to the Parent.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

## NOTE PAYABLE

The note payable represents insurance premium financing that bears interest at 10.45% and is due in monthly payments of principal and interest through July 1, 2013.

## MAGNER SECURITIES, LLC

## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

**December 31, 2012**

| | |
|---|---|
| **COMPUTATION OF NET CAPITAL:** | |
| Total member's equity | $ 43,517 |
| Less nonallowable assets | |
| Accounts receivable | (3,200) |
| Prepaid expenses | (14,809) |
| Net capital | $ 25,508 |
| **AGGREGATE INDEBTEDNESS** | $ 9,921 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | |
| Minimum net capital required | $ 5,000 |
| **EXCESS NET CAPITAL** | $ 20,508 |
| **PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 38.9% |

**RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2012**

| | |
|---|---|
| Net capital as reported in Part IIA of Form X-17A-5 | $ 30,119 |
| To record insurance premium financing | (7,408) |
| To reduce reserve for chargebacks | 2,797 |
| Net capital as reported above | $ 25,508 |

**MAGNER SECURITIES, LLC**

**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**
**DECEMBER 31, 2012**

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Section A.(k)(i) of the rule and does not hold customers' funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owner of
Magner Securities, LLC:

In planning and performing our audit of the financial statements of Magner Securities, LLC for the year ended December 31, 2012, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Magner Securities, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2012 and this report does not effect our report thereon dated February 25, 2013.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 25, 2013
Atlanta, Georgia



RUBIO CPA, PC